

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Edward Faneuil
Executive Vice President, General Counsel and Secretary
Global Partners LP
P.O. Box 9161
800 South St.
Waltham, MA 02454-9161

> **Re: Global Partners LP**
> **Registration Statement on Form S-3**
> **Filed January 21, 2021**
> **File No. 333-252305**

Dear Mr. Faneuil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brenda Lenahan